SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
 ______________________________________________________

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 9)
 ______________________________________________________
Natural Resource Partners L.P.
(Name of Issuer)
 ______________________________________________________

Common Units Representing Limited Partner Interests
(Title of Class of Securities)

63900P 10 3
(CUSIP Number)
Kathryn S. Wilson
Natural Resource Partners L.P.
1201 Louisiana Street, Suite 3400
Houston, Texas 77002
(713) 751-7507
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
August 31, 2016
(Date of Event Which Requires Filing of This Statement)
 ______________________________________________________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON CORBIN J. ROBERTSON, JR.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6 Common Units
	8	SHARED VOTING POWER 4,129,871 Common Units
	9	SOLE DISPOSITIVE POWER 6 Common Units
	10	SHARED DISPOSITIVE POWER 4,129,871 Common Units
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,129,877 Common Units
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.7% (1)
14	TYPE OF REPORTING PERSON IN

(1)
Based on 12,232,006 Common Units outstanding as of August 1, 2016, as reported in the Issuer’s most recent Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 4, 2016.

#PageNum#

1	NAME OF REPORTING PERSON PREMIUM RESOURCES, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,129,871 Common Units
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,129,871 Common Units
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,129,871 Common Units
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.7% (1)
14	TYPE OF REPORTING PERSON OO

(1)
Based on 12,232,006 Common Units outstanding as of August 1, 2016, as reported in the Issuer’s most recent Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 4, 2016.

#PageNum#

Item 1.	Security and Issuer.

Item 1 is hereby amended and restated in its entirety as follows:

This Amendment No. 9 to Schedule 13D (this “Amendment No. 9”) further amends and restates (where indicated) the Schedule 13D initially filed with the Securities and Exchange Commission (the “SEC”) on October 28, 2002 (as amended prior to this Amendment No. 9, and as further amended hereby, the “Schedule 13D”), and relates to the beneficial ownership by Corbin J. Robertson Jr. and Premium Resources, LLC (collectively, the “Reporting Persons”) of the common units representing limited partner interests (“Common Units”) of Natural Resource Partners L.P. (the “Issuer”), the address of which is 1201 Louisiana Street, Suite 3400, Houston, TX 77002. This Amendment No. 9 does not constitute an admission that the changes reported herein are “material” or that this Amendment No. 9 is required to be filed. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D. Except as provided herein, all items of the Schedule 13D remain unchanged.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated in its entirety as follows:
(a)    The names of the Reporting Persons filing this Statement are Corbin J. Robertson, Jr. and Premium Resources, LLC (“Premium”).
(b)    The business address of Corbin J. Robertson Jr. is 1415 Louisiana Street, Suite 2400, Houston, Texas 77002. The business address of Premium is 1415 Louisiana Street, Suite 2400, Houston, Texas 77002.
(c)    Corbin J. Robertson, Jr. is the Chairman of the Board of Directors and Chief Executive Officer of GP Natural Resource Partners LLC, the general partner of the Issuer’s general partner. Premium was formed for the purpose of holding Common Units.

Pursuant to Instruction C to Schedule 13D of the Exchange Act, information regarding the Managers and Executive Officers of Premium follows:

Name	Principal Business Address	Position at Premium Resources, LLC	Principal Occupation/Employment
Corbin J. Robertson, Jr.	1415 Louisiana Street, Suite 2400 Houston, Texas 77002	Manager, President	Chief Executive Officer and Chairman of the Board of Directors of GP Natural Resource Partners LLC
Corbin J. Robertson, III	1415 Louisiana Street, Suite 2400 Houston, Texas 77002	Manager, Vice President	Co-Managing Partner of LKCM Headwater Investments GP, LLC and LKCM Headwater Investments I, L.P.(1)
William K. Robertson	1201 Louisiana Street, 34th Floor Houston, Texas 77002	Manager, Secretary	Managing Member of Quintana Infrastructure and Development, LLC(2)
S. Reed Morian	300 Jackson Hill, Houston, TX 77007	Manager	Chairman, Chief Executive Officer and President of DX Holding Company(3)
Robert C. Sturdivant	1415 Louisiana Street, Suite 2400 Houston, Texas 77002	Treasurer	Vice President — Insurance & Administration of Quintana Minerals Corporation(4)

(1)     LKCM Headwater Investments I, L.P. is a private equity fund with offices in Fort Worth, TX and Houston, TX. LKCM Headwater Investments GP, LLC is LKCM Headwater Investments I, L.P.’s general partner. Corbin J. Robertson, III is also a member of the Board of Directors of GP Natural Resource Partners L.P.
(2)    Quintana Infrastructure & Development, LLC is an investment holding and operating company headquartered in Houston, Texas focused on midstream, power and industrial infrastructure initiatives.
(3)    DX Holding Company is a manufacturer and distributor of water treatment chemicals and chemical products. Mr. Morian is also a member of the Board of Directors of GP Natural Resource Partners L.P.

#PageNum#

(4)    Quintana Minerals Corporation (“QMC”) is the administrative company of the Corbin J. Robertson, Jr. family. QMC allocates dedicated employees to various operating and investment entities.

(d)    Neither of the Reporting Persons, and none of the other managers or executive officers of Premium, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)    Neither of the Reporting Persons, and none of the other managers or executive officers of Premium, during the last five years, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)    Corbin J. Robertson, Jr. and each of the other managers and executive officers of Premium are United States citizens. Premium is a Delaware limited liability company.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended by appending the following information:

On August 31, 2016, Western Bridgeport, Inc. (“WBI”), which formerly held 562,712 Common Units distributed all of such Common Units to its shareholders in a liquidating distribution (the “WBI Liquidation”). Corbin J. Robertson, Jr. was the controlling shareholder of WBI and owned approximately 67% of the common shares thereof. The other shareholders of WBI were Mr. Robertson’s children and trusts for the benefit of the families of Mr. Robertson’s children.

In addition on August 31, 2016, several holders of Common Units contributed a total of 4,129,871 Common Units to Premium in exchange for membership interests in Premium, including (i) Corbin J. Robertson Jr., who contributed 505,855 Common Units (which contribution included 378,182 received in WBI’s liquidating distribution), (ii) Western Pocahontas Properties Limited Partnership (“WPPLP”), which contributed 1,727,986 Common Units, (iii) Western Pocahontas Corporation (“WPC”), which contributed 11,021 Common Units, and (iv) Barbara M. Robertson (Mr. Robertson’s spouse), who contributed 5,234 Common Units (the “Premium Contribution”).

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and restated in its entirety as follows:

Corbin J. Robertson Jr. contributed the Common Units to Premium solely for investment purposes. Corbin J. Robertson Jr. and Premium may, either directly or through one or more affiliates, from time to time or at any time, subject to market and general economic conditions and other factors, purchase additional Common Units in the open market, in privately negotiated transactions or otherwise, or sell at any time all or a portion of such Common Units now owned or hereafter acquired to one or more purchasers. In addition, Premium may be used as a vehicle for the consolidation of assets held directly or indirectly by Corbin J. Robertson, Jr. and his family, including Common Units.

As of the date of this Amendment No. 9 to Schedule 13D and except as disclosed herein, neither Corbin J. Robertson, Jr. nor Premium has any plans or proposals which relate to or would result in any of the following actions:

(a)    The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
(b)    An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c)    A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
(d)    Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors;
(e)    Any material change in the present capitalization or dividend policy of the Issuer;
(f)    Any other material change in the Issuer’s business or corporate structure;
(g)    Changes in the Issuer’s certificate of limited partnership, agreement of limited partnership or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

#PageNum#

(h)    Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i)    A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or
(j)    Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

(a)    As of the date of this Amendment No. 9, Corbin J. Robertson, Jr. beneficially owns 4,129,877 Common Units, or 33.7% of the outstanding Common Units. The foregoing percentage is based on 12,232,006 Common Units outstanding as of August 1, 2016, as reported in the Issuer’s most recent Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 4, 2016.
As of the date of this Amendment No. 9, Premium beneficially owns 4,129,871 Common Units, or 33.7% of the outstanding Common Units. The foregoing percentage is based on 12,232,006 Common Units outstanding as of August 1, 2016, as reported in the Issuer’s most recent Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 4, 2016.
(b)    Corbin J. Robertson, Jr. has sole voting and dispositive power with respect to 6 Common Units and shared voting and dispositive power with respect to 4,129,871 Common Units. Premium has sole voting and dispositive power with respect to 4,129,871 Common Units.
(c)    Other than the WBI Liquidation and the Premium Contribution, neither Reporting Person has effected any transactions in the Common Units in the last 60 days.
(d)    Not applicable.
(e)    Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Other Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented by the following:

The First Amended and Restated Limited Liability Company Agreement of Premium (the “LLC Agreement”) provides that a board of managers shall have the full and exclusive authority to manage the business and affairs of Premium, to make all decisions affecting the business and affairs of the Company and to take all such actions as it deems necessary, advisable or appropriate to accomplish the purposes of the Company as set forth in the Operating Agreement. The board of managers consists of four individuals as of the date of this Amendment No. 9: Corbin J. Robertson, Jr., Corbin J. Robertson, III, William K. Robertson, and S. Reed Morian.

The authority granted to the board of managers includes the power to vote or dispose of the Common Units held by Premium. Generally, the sale, assignment or other transfer of Common Units held by Premium requires the unanimous approval of the managers. Notwithstanding the foregoing, at any time after January 1, 2019, any member of Premium may elect to cause the Company to redeem all of its membership interests in Premium for the Common Units attributable to such member within 30 days of such request. Following such exchange, the member shall cease being a member of Premium, and if such member is a manager, shall also cease being a manager of Premium. The LLC Agreement is attached as Exhibit 99.1 to this Amendment No. 9.

#PageNum#

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

Exhibit Number	Description
99.1	First Amended and Restated Limited Liability Company Agreement of Premium Resources, LLC dated as of August 31, 2016.
99.2	Joint Filing Agreement, dated as of September 9, 2016 between Corbin J. Robertson, Jr. and Premium Resources, LLC.

#PageNum#

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 9 is true, complete and correct.

Date: September 9, 2016

	By:	/s/ Corbin J. Robertson, Jr.
Corbin J. Robertson, Jr.

PREMIUM RESOURCES, LLC

	By:	/s/ Corbin J. Robertson, Jr.
		Name:	Corbin J. Robertson, Jr.
		Title:	President